FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 16, 2009

Commission File Number 001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement of the record date for common share dividend”, dated July 16, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 16, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
July 16, 2009
English Language Summary

Subject: Announcement of the record date for common share dividend.
Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2009/07/16

Contents:

1.	Date of the resolution by the board of directors or shareholders' meeting or decision by the Company: 2009/07/16

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, "Ex-dividend", or "Ex-rights and dividend”): EX-rights and dividend

3.	Type and monetary amount of dividend distribution:

Cash dividends to common share holders NT$2,551,715,890

Stock dividends to common share holders NT$2,551,715,890

4.	Ex-rights (ex-dividend) trading date: 2009/08/12

5.	Last date before book closure: 2009/08/13

6.	Book closure starting date: 2009/08/14

7.	Book closure ending date: 2009/08/18

8.	Ex-rights (ex-dividend) record date: 2009/08/18

9.	Any other matters that need to be specified: The record date for 2008 dividend distribution is determined by the Chairman upon the Board's authorization dated 2009/06/19.